

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

<u>Via E-mail</u>
Mr. Milton Johnson
President and Chief Financial Officer
HCA Holdings, Inc.
One Park Plaza
Nashville, TN 37203

Re: **HCA Holdings, Inc.**
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 001-11239

Dear Mr. Johnson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief